                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                              --------------------
                                   SCHEDULE TO

            TENDER OFFER STATEMENT UNDER SECTION 14(d)(1) OR 13(e)(1)
                     OF THE SECURITIES EXCHANGE ACT OF 1934

                              --------------------

                               EMDEON CORPORATION
                       (Name of Subject Company (Issuer))

                              --------------------

                           EMDEON CORPORATION (ISSUER)
                 (Names of Filing Persons (Issuer and Offeror))

                    COMMON STOCK, PAR VALUE $0.0001 PER SHARE
                         (Title of Class of Securities)

                                    290849108
                      (CUSIP Number of Class of Securities)

                              --------------------

                              CHARLES A. MELE, ESQ.
                               EMDEON CORPORATION
                            669 RIVER DRIVE, CENTER 2
                       ELMWOOD PARK, NEW JERSEY 07407-1361
                                 (201) 703-3400

   (Name, Address and Telephone Number of Person Authorized to Receive Notices
                 and Communications on Behalf of Filing Persons)

                              --------------------

                                    Copy to:
                             ROBERT EVANS III, ESQ.
                             SHEARMAN & STERLING LLP
                              599 LEXINGTON AVENUE
                            NEW YORK, NY 10022-6069

                            CALCULATION OF FILING FEE

    TRANSACTION VALUATION(1)                        AMOUNT OF FILING FEE(2)
    ------------------------                        -----------------------
          $492,000,000                                    $57,908.40

(1) Estimated solely for purposes of calculating the filing fee only, based on the purchase of 60,000,000 shares of common stock at the offer price of $8.20 per share.

(2) The amount of the filing fee, calculated in accordance with Rule 0-11 of the Securities and Exchange Act of 1934, as amended, equals $117.70 per million of the value of the transaction.

[ ] Check the box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

      Amount Previously Paid:               Filing Party:
      Form or Registration No.:             Date Filed:

[ ] Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer. Check the appropriate boxes to designate any transactions to which the statement relates:

      [ ]   third-party tender offer subject to Rule 14d-1.
      [X]   issuer tender offer subject to Rule 13e-4.
      [ ]   going-private transaction subject to Rule 13e-3.
      [ ]   amendment to Schedule 13D under Rule 13d-2.

      Check the following box if the filing is a final amendment reporting the results of the tender offer: [ ]

                                  INTRODUCTION

      This Tender Offer Statement on Schedule TO relates to the offer by Emdeon Corporation, a Delaware corporation, to purchase up to 60,000,000 shares of its common stock, par value $0.0001 per share, at a price of $8.20 per share, without interest, upon the terms and subject to the conditions set forth in the Offer to Purchase dated November 23, 2005 (the "Offer to Purchase"), a copy of which is attached hereto as Exhibit (a)(1)(A), and in the related Letter of Transmittal (the "Letter of Transmittal"), a copy of which is attached hereto as Exhibit (a)(1)(B). This Tender Offer Statement on Schedule TO is intended to satisfy the reporting requirements of Rule 13e-4(c)(2) of the Securities Exchange Act of 1934, as amended. The information contained in the Offer to Purchase and the related Letter of Transmittal is incorporated herein by reference in response to all of the items of this Schedule TO, as more particularly described below.

ITEM 1. SUMMARY TERM SHEET.

      The information set forth under "Summary Term Sheet" in the Offer to Purchase is incorporated herein by reference.

ITEM 2. SUBJECT COMPANY INFORMATION.

      (a) The name of the issuer is Emdeon Corporation, a Delaware corporation (the "Company"), and the address of its principal executive office is 669 River Drive, Center 2, Elmwood Park, New Jersey 07407-1361. The Company's telephone number is (201) 703-3400.

      (b) The information set forth under "Introduction" in the Offer to Purchase is incorporated herein by reference.

      (c) The information set forth in the Offer to Purchase under Section 8 ("Price Range of the Shares") is incorporated herein by reference.

ITEM 3. IDENTITY AND BACKGROUND OF FILING PERSON.

      (a) The Company is the filing person. The Company's address and telephone number are set forth in Item 2 above. The information set forth in the Offer to Purchase under Section 11 ("Interest of Directors and Executive Officers; Transactions and Arrangements Concerning the Shares") is incorporated herein by reference.

ITEM 4. TERMS OF THE TRANSACTION.

      (a) The following sections of the Offer to Purchase contain a description of the material terms of the transaction and are incorporated herein by reference:

                  -     "Summary Term Sheet";

                  -     "Introduction";

                  -     Section 1 ("Number of Shares; Proration");

                  - Section 2 ("Purpose of the Tender Offer; Certain Effects of the Tender Offer; Other Plans");

                  -     Section 3 ("Procedures for Tendering Shares");

                  -     Section 4 ("Withdrawal Rights");

                  - Section 5 ("Purchase of Shares and Payment of Purchase Price");

                  -     Section 6 ("Conditional Tender of Shares");

                  -     Section 7 ("Conditions of the Tender Offer");

                  - Section 11 ("Interest of Directors and Executive Officers; Transactions and Arrangements Concerning the Shares");

                  - Section 14 ("Certain United States Federal Income Tax Consequences"); and

                  - Section 15 ("Extension of the Tender Offer; Termination; Amendment").

      (b) The information in the "Introduction" to the Offer to Purchase and in
      Section 11 of the Offer to Purchase ("Interest of Directors and Executive Officers; Transactions and Arrangements Concerning the Shares") is incorporated herein by reference.

ITEM 5. PAST CONTACTS, TRANSACTIONS, NEGOTIATIONS AND AGREEMENTS.

      (e) The information set forth in the Offer to Purchase under Section 11 ("Interests of Directors and Executive Officers; Transactions and Arrangements Concerning the Shares") is incorporated herein by reference.

ITEM 6. PURPOSES OF THE TRANSACTION AND PLANS OR PROPOSALS.

      (a), (b) and (c) The information set forth in the Offer to Purchase under
Section 2 ("Purpose of the Tender Offer; Certain Effects of the Tender Offer; Other Plans") is incorporated herein by reference.

ITEM 7. SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION.

      (a) The information set forth in the Offer to Purchase under
Section 9 ("Source and Amount of Funds") is incorporated herein by reference.

      (b) and (d) Not applicable.

ITEM 8. INTEREST IN SECURITIES OF THE SUBJECT COMPANY.

      (a) and (b) The information set forth in the Offer to Purchase under
Section 11 ("Interest of Directors and Executive Officers; Transactions and Arrangements Concerning the Shares") is incorporated herein by reference.

ITEM 9. PERSON/ASSETS, RETAINED, EMPLOYED, COMPENSATED OR USED.

      (a) The information set forth in the Offer to Purchase under Section 16 ("Fees and Expenses") is incorporated herein by reference.

ITEM 10. FINANCIAL STATEMENTS.

      (a) and (b) Not Applicable.

ITEM 11. ADDITIONAL INFORMATION.

      (a) The information set forth in the Offer to Purchase under Section 11 ("Interest of Directors and Executive Officers; Transactions and Arrangements Concerning the Shares"), Section 10 ("Certain Information Concerning the Company") and Section 13 ("Legal Matters; Regulatory Approvals") is incorporated herein by reference. To the knowledge of the Company, no material legal proceedings relating to the tender offer are pending.

      (b) The information set forth in the Offer to Purchase and the related Letter of Transmittal, copies of which are filed as Exhibits (a)(1)(A) and
      (a)(1)(B) hereto, respectively, as each may be amended or supplemented from time to time, is incorporated herein by reference.

ITEM 12. EXHIBITS.

      (a)(1)(A)*        Offer to Purchase dated November 23, 2005.
      (a)(1)(B)*        Letter of Transmittal.
      (a)(1)(C)*        Notice of Guaranteed Delivery.
      (a)(1)(D)*        Letter to Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees.
      (a)(1)(E)*        Letter to Clients for use by Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees.
      (a)(1)(F)*        Guidelines for Certification of Taxpayer Identification Number on Substitute Form W-9.
      (a)(1)(G)*        Press Release dated November 23, 2005.
      (a)(1)(H)*        Summary Advertisement.
      (a)(1)(I)*        Letter to Stockholders dated November 23, 2005.
      (a)(1)(J)**       Letter to Participants in the Emdeon Corporation 401(k) Savings Plan.
      (a)(1)(K)**       Letter to Participants in the Emdeon Corporation Performance Incentive Plan.
      (a)(1)(L)**       Letter to Participants in the Emdeon Practice Services, Inc. 401(k) Profit Sharing Plan.
      (a)(1)(M)**       Letter to Participants in the Porex Corporation 401(k) Savings Plan.
      (a)(1)(N)*        Letter to Vested Stock Option Holders, dated November 23, 2005.
      (a)(1)(O)*        Email communication to Employees.
      (b)               Not Applicable.
      (d)(1)            WebMD Corporation 2001 Employee Non-Qualified Stock Option Plan, as amended (incorporated by reference to
                        Exhibit 10.46 to the Company's Form 10-K for the year ended December 31, 2001, as amended by Amendment No. 1 on Form 10-K/A).
      (d)(2)            Healtheon Corporation 1996 Stock Plan and Form of Stock Option Agreement (incorporated by reference to
                        Exhibit 10.2 to Amendment No. 2 to the Company's Registration Statement on Form S-1 (No. 333-70553) filed
                        February 10, 1999).
      (d)(3)            WebMD Corporation 2000 Long-Term Incentive Plan (incorporated by reference to Annex G to the Proxy
                        Statement/Prospectus, filed on August 7, 2000, and included in the Company's Registration Statement on
                        Form S-4 (No. 333-39592)).
      (d)(4)            Envoy Stock Plan (incorporated by reference to Exhibit 99.1 to the Company's Registration Statement on
                        Form S-8 (No. 333-42616) filed July 31, 2000).
      (d)(5)            WebMD Corporation 2002 Restricted Stock Plan (incorporated by reference to Exhibit 10.21 to the Company's
                        Annual Report on Form 10-K for the year ended December 31, 2002).
      (d)(6)            2003 Non-Qualified Stock Option Plan for Employees of Advanced Business Fulfillment, Inc. (incorporated by reference to Exhibit 10.2 to the Company's Quarterly Report on Form 10-Q for the quarter ended
                        September 30, 2003).
      (d)(7)            Registration Rights Agreement (incorporated by reference to Exhibit 4.2 to the Company's Current Report on
                        Form 8-K/A filed on November 9, 2005 (amending the Current Report on Form 8-K filed on August 30, 2005))
      (g)               Not Applicable.
      (h)               Not Applicable.

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 * Filed herewith.
** To be filed by amendment.

ITEM 13. INFORMATION REQUIRED BY SCHEDULE 13E-3.

      Not Applicable.

                                    SIGNATURE

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: November 23, 2005

                                       EMDEON CORPORATION


                                       By:    /s/  Lewis H. Leicher
                                          --------------------------------------
                                           Name:      Lewis H. Leicher
                                           Title:     Senior Vice President

                                  EXHIBIT INDEX

(a)(1)(A)*        Offer to Purchase dated November 23, 2005.
(a)(1)(B)*        Letter of Transmittal.
(a)(1)(C)*        Notice of Guaranteed Delivery.
(a)(1)(D)*        Letter to Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees.
(a)(1)(E)*        Letter to Clients for use by Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees.
(a)(1)(F)*        Guidelines for Certification of Taxpayer Identification Number on Substitute Form W-9.
(a)(1)(G)*        Press Release dated November 23, 2005.
(a)(1)(H)*        Summary Advertisement.
(a)(1)(I)*        Letter to Stockholders dated November 23, 2005.
(a)(1)(J)**       Letter to Participants in the Emdeon Corporation 401(k) Savings Plan.
(a)(1)(K)**       Letter to Participants in the Emdeon Corporation Performance Incentive Plan.
(a)(1)(L)**       Letter to Participants in the Emdeon Practice Services, Inc. 401(k) Profit Sharing Plan.
(a)(1)(M)**       Letter to Participants in the Porex Corporation 401(k) Savings Plan.
(a)(1)(N)*        Letter to Vested Stock Option Holders dated November 23, 2005.
(a)(1)(O)*        Email communication to Employees.
(b)               Not Applicable.
(d)(1)            WebMD Corporation 2001 Employee Non-Qualified Stock Option Plan, as amended (incorporated by reference to
                  Exhibit 10.46 to the Company's Form 10-K for the year ended December 31, 2001, as amended by Amendment No. 1 on
                  Form 10-K/A).
(d)(2)            Healtheon Corporation 1996 Stock Plan and Form of Stock Option Agreement (incorporated by reference to
                  Exhibit 10.2 to Amendment No. 2 to the Company's Registration Statement on Form S-1 (No. 333-70553) filed
                  February 10, 1999).
(d)(3)            WebMD Corporation 2000 Long-Term Incentive Plan (incorporated by reference to Annex G to the Proxy
                  Statement/Prospectus, filed on August 7, 2000, and included in the Company's Registration Statement on Form S-4
                  (No. 333-39592)).
(d)(4)            Envoy Stock Plan (incorporated by reference to Exhibit 99.1 to the Company's Registration Statement on Form S-8
                  (No. 333-42616) filed July 31, 2000).
(d)(5)            WebMD Corporation 2002 Restricted Stock Plan (incorporated by reference to Exhibit 10.21 to the Company's Annual
                  Report on Form 10-K for the year ended December 31, 2002).
(d)(6)            2003 Non-Qualified Stock Option Plan for Employees of Advanced Business Fulfillment, Inc. (incorporated by reference to Exhibit 10.2 to the Company's Quarterly Report on Form 10-Q for the quarter ended
                  September 30, 2003).
(d)(7)            Registration Rights Agreement (incorporated by reference to Exhibit 4.2 to the Company's Current Report on
                  Form 8-K/A filed on November 9, 2005 (amending the Current Report on Form 8-K filed on August 30, 2005)).
(g)               Not Applicable.
(h)               Not Applicable.

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*   Filed herewith.
**  To be filed by amendment.
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